02019571

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

V+ 3-18-02

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SEC FILE NUMBER
8- 51061

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wealth Management Resources, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1992 Louisquissett Pike
(No. and Street)

Lincoln (City) Rhode Island (State) 02865 (Zip Code)

RECD S.E.C.
MAR 1 2 2002
555

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Wardyga 401-331-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yarlas, Kaplan, Santilli & Moran, Ltd.
(Name — *if individual, state last, first, middle name*)

2/ Dryden Lane (Address) Providence (City) Rhode Island (State) 02904 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Wardyga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Management Resources, Inc., as of December 31, 2001, XX 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Alan S Wardyga
Signature

President
Title

Janice T. Herbert
Notary Public
My Commission Expires 4/26/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independant Auditors report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YARLAS, KAPLAN, SANTILLI & MORAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen B. Yarlas, CPA, JD, LLM
Richard A. Kaplan, CPA, JD
Salvatore C. Santilli, CPA, MST, CVA
Paul E. Moran, CPA, ADR
Joseph L. Orlando, CPA
James A. Sinman, CPA, MST

Myer Jarcho, CPA
Harold Schwartz, CPA, MST

Independent Auditor's Report

Board of Directors
Wealth Management Resources, Inc.
Lincoln, Rhode Island

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yarlas, Kaplan, Santilli + Moran, Ltd.

Providence, Rhode Island
January 28, 2002

27 Dryden Lane ◦ Providence ◦ Rhode Island ◦ 02904

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION FOR
NONCARRYING, NONCLEARING BROKER DEALERS
December 31, 2001

ASSETS

Cash and cash equivalents	$	37,564
Accounts receivable		86,240
Office furniture and equipment, at cost, less accumulated depreciation of $26,614		9,362
Other assets stock warrants		5,040
TOTAL ASSETS	$	138,206

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	107
Accrued wages		86,391
Other accrued expenses		250
		86,748
Stockholders' Equity:		
Common stock, $1 par value, authorized 8,000 shares, issued and outstanding, 200 shares		200
Additional paid-in capital		5,000
Retained earnings		46,258
Total Stockholders' Equity		51,458
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	138,206

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF INCOME
For The Year Ended December 31, 2001

Revenue:		
Commissions	$	495,070
Interest		260
Total Revenues		495,330
Expenses:		
Employee compensation and benefits		392,981
Communications and data processing		8,076
Occupancy		9,896
Other expenses		53,405
Total Expenses		464,358
Net Income	$	30,972

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2001

	Common Stock		Additional	Retained	Total
	Shares	Amount	Paid-in Capital	Earnings	Stockholders' Equity
Balance at beginning of year	200	$ 200	$ 5,000	$ 35,286	$ 40,486
Add net income				30,972	30,972
Less Dividends paid				(20,000)	(20,000)
Balance at end of the year	200	$ 200	$ 5,000	$ 46,258	$ 51,458

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

Cash Flows Fom Operating Activities:		
Net income	$	30,972
Adjustment to reconcile net income to net cash provided by operating activities,		
Depreciation		7,359
Increase in accounts receivable		(8,129)
Decrease in accounts payable		(821)
Increase in accrued wages		19,533
Net Cash Provided By Operating Activities		48,914
Cash Flows Used In Investment Activities:		
Purchase of property and equipments		(1,607)
Cash Flows Used In Financing Activities:		
Cash dividends paid		(20,000)
Net Increase In Cash and Cash Equivalents		27,307
Cash and cash equivalents at beginning of the year		10,257
Cash and cash equivalents at end of year	$	37,564

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. (the Company), a Rhode Island S Corporation, was formed on January 18, 1994. The Company is a registered investment advisor and is a member of the National Association of Security Dealers (NASD). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission based and are received from independent broker/dealers.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents - The Company considers all highly liquid investments, if any, with a maturity of three months or less, to be cash equivalents.

Stock Warrants - Stock warrants represent the Company's investment in the second phase of the NASDAQ private placement. These warrants are available for sale and are recorded at fair value in other assets on the balance sheet. There were no changes in fair value during the period.

Advertising and Marketing - The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for 2001 was $12,033.

Office Furniture and Equipment - Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years for financial statement purposes

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Investment Advisory Income - Investment Advisor fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

WEALTH MANAGEMENT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2001

Note 1: Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax return.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows – For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 2: Accounts Receivable

Accounts receivable of $86,240 at December 31, 2001 represents amounts due from clearing organizations and are considered fully collectable.

Note 3: Net Capital Requirements

The company is subject to the Securities and Exchange Commissions Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital or $21,894, which was $16,894 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.96 to 1.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Net Capital		
Total Stockholders' Equity		$ 51,458
Deductions and/or charges		
Non allowable assets		
Receivables in excess of accrued wages to stockholders	$ 15,000	
Property and equipment, at cost-net of accumulated depreciation	9,362	
Warrants at estimated fair value	5,040	29,402
Net Capital, Before Haircuts on Securities Portion		22,056
Haircuts		
Haircut on money market funds		162
Net Capital		$ 21,894
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable		$ 107
Accounts wages		86,391
Other accrued expenses		250
Total aggregate indebtedness		$ 86,748
Computation of Basic Net Capital Requirements		
Minimum net capital required		$ 5,783
Excess net capital at 1000%		$ 13,219
Ratio: Aggregate indebtedness to net capital		3.96 to 1
Reconciliation with company's computations (included in Part II of Form X-17A-5) as of December 31, 2001		$ 21,894
Net Capital Per Above		$ 21,894

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

There were no material differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosure basis.

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Wealth Management Resources, Inc.
Lincoln, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Wealth Management Resources, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sallas, Kaplan, Santilli + Moran, Ltd.

Providence, Rhode Island
January 28, 2002

WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2001

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

YARLAS, KAPLAN, SANTILLI & MORAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2001

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